FIRST TRUST VARIABLE INSURANCE TRUST


                                  May 14, 2013


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: First Trust Variable Insurance Trust (the "Trust"), which includes one fund, the First Trust/Dow Jones Dividend & Income Allocation Portfolio (the "Fund") - 12/31/12 filings


Ladies/Gentlemen:

      On April 10, 2013, we received oral comments from Mr. Jason Fox of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commissions's review of the Trust filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

      1. The Commission noted that when reviewing the Trust filings for December 31, 2012, they did not see a filing under Form 24F-2, which is required to be filed within 90 calendar days of the Issuer's fiscal year-end, or by March 31, 2013, for the Trust.

      As the Trust is an investment vehicle for life insurance companies writing variable annuity contracts and variable life insurance contracts (each a "Participating Insurance Company"), each Participating Insurance Company files the applicable Form 24F-2 filing based upon their net sales of the Trust. Currently there are only two Participating Insurance Companies and we have verified with them that the appropriate Form 24F-2 filings were submitted prior to the 90 calendar days from fiscal year-end filing requirement.

      2. The Commission questioned why the Trust's initial prospectus dated May 1, 2012, did not include a line item for acquired fund fees and expenses in the fee and expense table when the portfolio of investments in the Trust's December 31, 2012 annual report includes investments in shares of exchange-traded funds.

      The fees and expenses in the initial prospectus were based on estimated average annual net assets of $100 million. At this level the model portfolio did not have an allocation to exchange-traded funds, therefore there was no estimate included for acquired fund fees and expenses. The Fund commenced operations on May 1, 2012 and as of the December 31, 2012 annual report had net assets of $32.2 million. Due to the smaller size of the fund from launch through fiscal year-end December 31, 2012, exchange-traded funds were held by the fund in lieu of investing directly in bonds. The Fund's current prospectus update, dated May 1, 2013, does include a line item for acquired fund fees and expenses of 0.04%, based on the fact that exchange-traded funds were held during the prior fiscal year ended December 31, 2012.

      In addition, we acknowledge that:

      1. The Fund is responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;

      2. Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

      3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

                                            Sincerely,

                                            FIRST TRUST VARIABLE INSURANCE TRUST


                                            By /s/ JAMES M. DYKAS
                                               ---------------------------------
                                               James M. Dykas
                                               Chief Financial Officer